Prospect Capital Corporation
10 East 40th Street, 44th Floor
New York, New York 10016
(212) 448-0702

March 16, 2009

VIA EDGAR:
Mr. Larry Greene
Securities and Exchange Commission
100 F Street NE, Mail Stop 4720
Washington, D.C.  20549

Re:  Prospect Capital Corporation – File Nos. 811-006159 and 333-143819

Dear Mr. Greene:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the "1933 Act") Prospect Capital Corporation (the "Company") hereby requests acceleration of the effective date of the Company's Post-Effective Amendment No. 10 to the Registration Statement (File Nos. 333-143819 and 811-006159) so that it may become effective 5:00 p.m. (Eastern time) on March 16, 2009, or as soon as practicable thereafter.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request oral notification of such effectiveness by a telephone call to our counsel using the following contact information:

Richard Prins
Skadden, Arps, Slate, Meagher & Flom LLP
Phone: 212-735-2790.

Sincerely,

PROSPECT CAPITAL CORPORATION

By:	/s/ Brian H. Oswald
Brian H. Oswald
Chief Financial Officer